Filed pursuant to Rule 433

Registration Nos. 333-278983 and 333-278983-04

January 6, 2026

Final Term Sheet

TotalEnergies Capital USA, LLC

(jurisdiction: United States)

(A wholly-owned subsidiary of TotalEnergies SE)

$1,500,000,000 4.248% Guaranteed Notes Due 2031

$1,250,000,000 4.569% Guaranteed Notes Due 2033

$750,000,000 4.857% Guaranteed Notes Due 2036

Guaranteed on an unsecured, unsubordinated basis by TotalEnergies SE

Issuer	TotalEnergies Capital USA, LLC

Jurisdiction	United States

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TotalEnergies SE

Format	SEC-registered global notes

Title	$1,500,000,000 4.248% Notes Due 2031 (the “2031 Notes”) $1,250,000,000 4.569% Notes Due 2033 (the “2033 Notes”) $750,000,000 4.857% Notes Due 2036 (the “2036 Notes”)

Total Initial Principal Amount Being Issued	$1,500,000,000 (2031 Notes) $1,250,000,000 (2033 Notes) $750,000,000 (2036 Notes)

Issue Price

100.000% (2031 Notes) plus accrued interest, if any, from January 13, 2026

100.000% (2033 Notes) plus accrued interest, if any, from January 13, 2026

100.000% (2036 Notes) plus accrued interest, if any, from January 13, 2026

Pricing Date	January 6, 2026

Expected Settlement Date	January 13, 2026 (T+5)

Maturity Date	January 13, 2031 unless earlier redeemed (2031 Notes) January 13, 2033 unless earlier redeemed (2033 Notes) January 13, 2036 unless earlier redeemed (2036 Notes)

Day Count	30/360

Day Count Convention	Following, unadjusted

Business Days	New York

Optional Redemption Terms

Prior to December 13, 2030 (one month prior to their maturity), make-whole call at any time at a discount rate of the Treasury Rate plus 10 basis points; par call at any time on or after December 13, 2030 (2031 Notes).

Prior to November 13, 2032 (two months prior to their maturity), make-whole call at any time at a discount rate of the Treasury Rate plus 10 basis points; par call at any time on or after November 13, 2032 (2033 Notes).

Prior to October 13, 2035 (three months prior to their maturity), make-whole call at any time at a discount rate of the Treasury Rate plus 15 basis points; par call at any time on or after October 13, 2035 (2036 Notes).

Tax call at par

Additional Amounts

Payments on the Notes will be made without withholding any taxes unless otherwise required to do so by law. If the Republic of France or any tax authority therein requires the Guarantor to withhold or deduct amounts from payment under the guarantee in respect of the Notes on account of taxes or any other governmental charges, the Guarantor (or, in some cases, if certain other jurisdictions require such withholding or deduction as a result of a merger or similar event, TotalEnergies Capital USA in respect of payments on the Notes or the Guarantor in respect of payments under the guarantee) may be required, subject to certain exceptions, to pay an additional amount so that the net amount received will be the amount specified in the Notes.

TotalEnergies Capital USA and the Guarantor in its capacity as guarantor, as the case may be, will not have to pay additional amounts in respect to, among others, any tax or governmental charge imposed by the United States or any political subdivision thereof.

Furthermore, any amounts to be paid by TotalEnergies Capital USA, the paying agent, the trustee or the Guarantor, as the case may be, on the notes will be paid net of any FATCA Withholding. Neither TotalEnergies Capital USA nor the Guarantor nor any other person will be required to pay additional amounts on account of any FATCA Withholding.

Interest Rate	4.248% per annum (2031 Notes) 4.569% per annum (2033 Notes) 4.857% per annum (2036 Notes)

Benchmark Treasury	3.625% due December 31, 2030 (2031 Notes) 3.875% due December 31, 2032 (2033 Notes) 4.000% due November 15, 2035 (2036 Notes)

Benchmark Treasury Price	99-18+ (2031 Notes) 99-19+ (2033 Notes) 98-18+ (2036 Notes)

Benchmark Treasury Yield	3.718% (2031 Notes) 3.939% (2033 Notes) 4.177% (2036 Notes)

Spread To Benchmark Treasury	+53 bps (2031 Notes) +63 bps (2033 Notes) +68 bps (2036 Notes)

Yield To Maturity	4.248% (2031 Notes) 4.569% (2033 Notes) 4.857% (2036 Notes)

Date Interest Starts Accruing	January 13, 2026

Interest Payment Dates	Each January 13 and July 13

First Interest Payment Date	July 13, 2026

Regular Record Dates for Interest	Each December 29 and June 28

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$2,000 and increments of $1,000

Expected Ratings of the Notes	Moody’s: Aa3

Standard & Poor’s: A+

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by TotalEnergies Capital USA, LLC and TotalEnergies SE and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP / ISIN	89158T AA7 / US89158TAA79 (2031 Notes) 89158T AB5 / US89158TAB52 (2033 Notes) 89158T AC3 / US89158TAC36 (2036 Notes)

Selling Restrictions	European Economic Area, France, United Kingdom, Canada, Hong Kong, Japan, Singapore, Switzerland, Taiwan, Dubai International Financial Centre, Abu Dhabi Global Market and South Korea

Managers

Citigroup Global Markets Inc.

BofA Securities, Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank AG

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146, BofA Securities Inc. toll-free at +1-800-294-1322, Morgan Stanley & Co. LLC toll-free at +1-866-718-1649, MUFG Securities Americas Inc. toll-free at +1-877-649-6848, Natixis Securities Americas LLC toll-free at +1-866-425-1819, SMBC Nikko Securities America, Inc. toll-free at +1-888-868-6856 or Standard Chartered Bank AG at +44 2078 855739.